Mail Stop 3561

July 21, 2006

Mr. Kyle Huebner
Chief Financial Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

      RE: **Stamps.com Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 14, 2006
              Form 10-Q for Quarterly Period Ended March 31, 2006
              File No. 000-26427

Dear Mr. Huebner:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              James A. Allegretto
              Sr. Asst. Chief Accountant